Exhibit 99.2
FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS
BLUELINX HOLDINGS INC.
[•] Shares of Common Stock
Offered Pursuant to Rights Distributed to Record Stockholders of
BlueLinx Holdings Inc.
[•], 2011
Dear Stockholder:
     This notice is being distributed by BlueLinx Holdings Inc. (the “Company”) to all holders of record of shares of its common stock, par value $0.01 per share (the “Common Stock”), at the close of business, on [•], 2011 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”) of transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock. The Rights are described in the Company’s Prospectus, dated [•], 2011 (the “Prospectus”).
     In the Rights Offering, the Company is offering an aggregate of [•] shares of its Common Stock (the “Underlying Shares”) pursuant to the Prospectus. The Rights will expire, if not exercised, by 5:00 p.m., New York City time, on [•], 2011, unless extended by the Board of Directors of the Company, provided that the expiration date of the Rights Offering may not be extended by more than [•] days without the prior written consent of Cerberus ABP Investor LLC (“Cerberus”) (as it may be extended, the “Expiration Date”).
     As described in the accompanying Prospectus, each Record Holder will receive one Right for every share of Common Stock owned of record as of the close of business on the Record Date.
     Each Right allows the holder thereof to subscribe for [•] of a share of Common Stock (the “Basic Subscription Right”) at the cash price of $[•] per whole share (the “Subscription Price”). Fractional shares or cash in lieu of fractional shares will not be issued in the Rights Offering. Fractional shares will be rounded down to the nearest whole number. As an example, if you owned 1,000 shares of Common Stock as of the Record Date, you would receive 1,000 subscription rights pursuant to your Basic Subscription Right that would entitle you to purchase [•] shares of common stock ([•] rounded down to the nearest whole share) at a subscription price of $[•] per whole share.
     In addition, each holder of Rights (other than Cerberus) who exercises his Basic Subscription Right in full will be eligible to subscribe (the “Over- Subscription Privilege”), at the same Subscription Price of $[•] per whole share, for additional shares of Common Stock if any Underlying Shares are not purchased by other holders of Rights under their Basic Subscription Rights as of the Expiration Date (the “Excess Shares”). Each holder of Rights may exercise his Over-Subscription Privilege only if he exercised his Basic Subscription Right in full and other holders of Rights do not exercise their Basic Subscription Rights in full. If there is not a sufficient number of Excess Shares to satisfy all requests for subscriptions made under the Over-Subscription Privilege, the Company will allocate the remaining Excess Shares pro rata, after eliminating all fractional shares, among those Rights holders who exercised their Over-Subscription Privileges in proportion to the number of shares of Common Stock owned by such Right holder on the Record Date, relative to the number of shares of Common Stock owned on the Record Date by all Right holders exercising their Over-Subscription Privilege. If this pro rata allocation results in any person receiving a greater number of Excess Shares than the person subscribed for pursuant to the exercise of the Over-Subscription Privilege, then such person will be allocated only that number of Excess Shares for which the person over-subscribed, and the remaining Excess Shares will be re-allocated among all other persons exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all Excess Shares have been allocated. For the purposes of determining their eligibility for the Over-Subscription Privilege, holders will be deemed to have exercised their Rights under the Basic Subscription Right in full if they subscribe for the maximum number of whole Underlying Shares available under their Basic Subscription Right. See “The Rights Offering—The Subscription Rights” in the Prospectus.
     The Company has entered into an investment agreement with Cerberus, who beneficially owns approximately 55% of the outstanding Common Stock prior to giving effect to the Rights Offering, under which, subject to the terms and conditions thereof, Cerberus has agreed to purchase from us, at the Subscription Price, unsubscribed shares of Common Stock such that gross proceeds of the Rights Offering will be no less than $60.0 million.
     You will be required to submit payment in full for all of the shares of Common Stock you wish to buy pursuant to the exercise of the Basic Subscription Right and the Over-Subscription Privilege to Registrar and Transfer Company (the “Subscription Agent”) by no later than 5:00 p.m., New York City time, on the Expiration Date. Any excess subscription payment that you may pay to the Subscription Agent in the Rights Offering will be returned to you by the Subscription Agent, without interest or penalty, as soon as practicable following the completion of the Rights Offering.
     The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”). The Rights will be transferable until 4:00 p.m., New York City time, on the last trading day preceding the Expiration Date, at which time they will cease to have value.
     Enclosed are copies of the following documents:
1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions for Use of BlueLinx Holdings Inc. Subscription Rights Certificates; and

4.	A return envelope addressed to the Subscription Agent.
     Your prompt action is requested if you intend to participate in the Rights Offering. To exercise your Rights, you must deliver your properly completed and signed Subscription Rights Certificate, together with your payment in full of the total subscription amount that is required for all of the shares that you intend to subscribe for pursuant to the Basic Subscription Right and the Over-Subscription Privilege, to the Subscription Agent as described further in the Prospectus. Do not send the Subscription Rights Certificate or payment to the Company. Your properly completed and signed Subscription Rights Certificate accompanied by full payment of your total subscription amount must be received by the Subscription Agent, and your payment must clear, by no later than 5:00 p.m., New York City time, on the Expiration Date. Once you have exercised your Rights, you may not cancel, revoke or otherwise amend the exercise of your Rights (unless we are required by law to permit revocation). Any Rights that are not exercised prior to 5:00 p.m., New York City time, on the Expiration Date will expire and you will have no further rights under them.
     Additional copies of the enclosed materials may be obtained from the Information Agent, Eagle Rock Proxy Advisors, LLC, by calling (855) 612-6975 toll-free or, if you are a bank or broker, (908) 497-2340. You may also contact our information agent if you have any questions on the Rights Offering or require any assistance in exercising your Rights.
Very truly yours,
BLUELINX HOLDINGS INC.

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